Mail Stop 3561

May 5, 2008

Mr. Larry Freedman
Chief Accounting Officer and Vice President - Controller
Carnival Corporation/Carnival plc
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

      Re: **Carnival Corporation/Carnival plc**
              Form 10-K for the year ended November 30, 2007
              Filed January 29, 2008
              File No. 001-09610 and 001-15136

Dear Mr. Freedman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      David R. Humphrey
      Branch Chief